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                            June 22, 2023

       Shantanu Gaur
       Chief Executive Officer
       Allurion Technologies Holdings, Inc.
       11 Huron Drive
       Natick, MA 01760

                                                        Re: Allurion
Technologies Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 13, 2023
                                                            File No. 333-271862

       Dear Shantanu Gaur:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Cover Page

   1. We note disclosure here that New Allurion will not have units trading on the New York
                                                        Stock Exchange upon the
consummation of the Business Combination and you further
                                                        clarify on page F-84
that upon closing, New Allurion common stock is expected to be traded on the New York
Stock Exchange. Revise the disclosure here to clarify such and disclose whether this
is a condition to the closing of the Business Combination which may be waived.
 Shantanu Gaur
FirstName  LastNameShantanu  Gaur
Allurion Technologies Holdings, Inc.
Comapany
June       NameAllurion Technologies Holdings, Inc.
     22, 2023
June 22,
Page 2 2023 Page 2
FirstName LastName
The Compute Health Board's Reasons for Approval of the Business Combination, page 193

2. We note your revisions in response to prior comment 4 and reissue the comment. Please revise your disclosure to specifically discuss how the independent members of Compute
         Health's Board considered certain conflicts of interest in negotiating and recommending the business combination.
Non-Redemption Agreement, page 216

3. We note your response to prior comment 5 and reissue in part. Revise to disclose the terms of the May 15, 2023 Medtronic Sales Agency Agreement and provide a more detailed analysis explaining why filing this agreement as an exhibit to your filing is not necessary. We note that the Non-Redemption Agreement refers to the Medtronic Sales
         Agency Agreement.
Third-party open source software components., page 320

4. We note your revised disclosure, in response to prior comment 1, that your Information
         Security Program is in compliance with the global standard ISO 27001:2013. Please tell us whether you are also adhering to the ISO 27001:2022 standards updated in 2022. If the
         Information Security Program is not in compliance with ISO 27001:2022, include a risk factor noting such or explain why the updated standards are not applicable to you.
Exclusive Forum, page 350

5. We note your revised disclosure in response to prior comment 3 and reissue in part.
         Please revise your discussion of the exclusive forum provision here, and in the relevant risk factor, to disclose the potential for investors to experience both increased difficulty in bringing claims and increased associated costs.
       You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Industrial Applications and
                                                                 Services
cc:      Danielle Lauzon